Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

Creating America's Premier Communications Company December 15, 2004

Safe Harbor "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint's and Nextel's respective reports filed with the SEC, including each companies annual report on Form 10^K for the year ended December 31, 2003 and quarterly report on Form 10^Q for the quarterly period ended September 30, 2004 as such reports may have been amended. This presentation speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S^4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Sprint Investor Relations at, 913^794 ^1126, or from Nextel Investor Relations at, 703^433^4300. Participants In Solicitation Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint's participants is set forth in the proxy statement, dated, March 16, 2004, for Sprint's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel's participants is set forth in the proxy statement, dated April 2, 2004, for Nextel's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

President and CEO Nextel Tim Donahue Gary Forsee Chairman and CEO Sprint

Building Strength on Strength Merger accelerates and expands growth prospects Assets and service capabilities align with industry growth Benefit from complementary operational strengths, compatible corporate cultures and strong management teams Realize substantial synergies and accelerate cash flow growth Capitalize on best practices and systems from each company Significant value in largest independent local telecommunications company

Transaction Summary Structure $71 billion stock^for^stock merger of equals Consideration Sprint and Nextel equally valued Sprint shares will be Sprint Nextel shares Nextel shareholders receive value equivalent to 1.3 shares of Sprint Nextel Required Approvals Shareholders, FCC, DOJ, state PUC's Timeline Expected closing second half 2005 After closing, tax^free spin off of LEC to Sprint Nextel shareholders

Broad Scale and Scope Subscribers (M) 20.11 15.3 35.4 7.7 (lines) LTM Revenue (B) $27 $13 $34 $6 LTM OIBDA (B) $8.1 $5.0 $10.2 $2.9 1 Includes 17.3mm direct customers and 2.8mm wholesale customers LEC 100 Non-Network OpEx 33 MS&F Expense 33 Last 12 Months Revenue Mix (LTM) Wireless 51% Sprint Nextel Nextel Sprint Wireless 33 Non-Network OpEx 33 MS&F Expense 33 Wireless 26914 GMG 7570 MS&F Expense 33 LD/Data 7570 Wireless 14118 Local 6057 Sprint Local Local 100% Wireless LD/Data 22% LD/Data 27% Wireless 51% WIreless 100%

High Growth Profile LTM Revenue Growth Note: Revenue and OIBDA numbers are for the 12 months ending 9/30/04 and exclude Sprint's Local Exchange Carrier business. BellSouth numbers are pro forma for sale of Latin America business. BellSouth and SBC numbers assume proportionate consolidation of wireless assets. Cingular numbers are pro forma for AWE acquisition. Verizon numbers assume proportionate consolidation of wireless assets. Wireless Sprint Nextel ALLTEL Verizon BellSouth SBC 0.13 0.029 0.014 0.006 -0.006 LTM OIBDA Growth Sprint Nextel ALLTEL Verizon BellSouth SBC 0.16 0.025 -0.072 -0.045 -0.106

Proven Management Team



President & Chief Executive Officer Gary Forsee
Office of the Chairman
Chairman Tim Donahue
Chief Operating Officer Len Lauer
Chief Financial Officer Paul Saleh
Local
Staff Functions
Chief Technology Officer Barry West
Co-Chief Transition Officers Steve Nielsen/Rick Orchard
Chief Strategy Officer Tom Kelly
General Counsel
Regulatory & Public Affairs

- Robust experience spanning all facets of communications
- 12 member board with equal representation
- Two lead independent directors
- Executive headquarters - Reston, VA
- Operational headquarters - Overland Park, KS

8

Armed For Success High^value customer base Unmatched product and service capabilities Clear vision for technology evolution $12 Billion NPV of achievable synergies Substantial financial strength Strong management team

High^Value Products, Brands and Distribution Channels High capacity CDMA High performance PTT ^ Direct Connect(r) Distinctive Handsets Sprint PCS Vision Full Range of Enhanced Wireless & Wireline Products Enterprise & Government Small and Medium Business Consumer and Youth Dedicated Direct Sales Force Alliance Partners National/local retailers and agents Resellers MVNOs Cable Operators Tele/Web sales 1,500 Company Stores Distribution Channels Target Markets & Brands Products & Services Serving The Full Range of Communications Users

Superior Services Industry^leading product and service portfolio Extensive network assets and expertise to deliver bundled and integrated services Enviable spectrum position Unprecedented opportunity for true IP^based broadband wireless services

Technology Opportunities Innovative Products Best voice / PTT service Best mobile data services Best data applications Quality Faster time to market for sites CapEx for capacity and features Leverage wireline reliability Cost Improved capacity costs for CDMA Purchasing scale Facilities and interconnection Coverage Improved from combined cell sites Expand 3G network Develop 800 MHz CDMA Nationwide LD and global IP network Technology Leadership

Network Technology Evolution


iDEN
Invest in iDEN network until voice traffic can be supported on CDMA network
Maintain iDEN for Push-to-Talk centric customers
Interoperability gateway and potential dual-mode handsets
CDMA Voice
Rapid coverage enhancement through use of Nextel sites and spectrum
CDMA EVDO Broadband (3G)
Complete Phase 1 EVDO deployment
Complete 100% overlay of EVDO Rev. A and introduce Broadband services
Launch PTT service on EVDO Rev. A
2005
2006
2007
2008

13

Significant Synergies Network Operations Site opex savings Access and transport Resource efficiencies SG&A Unify back office Sales and distribution efficiency Achieve G&A scale CapEx Long term voice and data capacity savings Site co^location savings Systems and applications development Revenue & Subscribers Improved customer retention Up^sell Long Distance Rate plan migration effect SG&A CapEx Network Ops Rev & Subs $12B Billion in NPV

Integration Costs New corporate brands Sprint Nextel Sprint's local operations Back office integration Facility and contract termination Employee retention Severance Managed by Co^Chief Transition Officers

Expected Synergies OIBDA Synergies $0.6 - 0.7 $1.0 - 1.2 $1.1 - 1.3 CapEx Synergies $0.6 - 0.8 $(0.2) - (0.3) $0.7 - 0.9 Total Synergies $1.2 - 1.5 $0.8 - 0.9 $1.8 - 2.2 ($ in billions) 2008 2007 2006 Integration Costs $(1.0) - (1.3) $(0.2) - (0.5) $0 $12B NPV in Synergies Net of Integration Costs

Financial Strength and Flexibility Combined entity to maintain investment grade characteristics Cash and equivalents of $5.7 billion Net debt to LTM OIBDA of 1.6X Solid financial profile Strong free cash flow generation Ample access to liquidity Bank commitments of more than $20 billion Note: Pro forma financials as of 9/30/04.

Sprint's Local Operations - An Industry Pacesetter Nation's largest independent local telephone company Industry^leading provider of bundled service offerings Territory concentrated in high growth geographies Financial leverage and dividend policy aligned with financial prospects Sprint 7.7 ALLTEL 3.040512 CenturyTel 2.336517 Citizens 2.346018 Source: Company filings and company press releases as of 9/30/04 Access Lines millions of lines

America's Premier Communications Company High^value customer base Unmatched product and service capabilities Clear vision for technology evolution $12 Billion NPV of highly achievable synergies Substantial financial strength Strong management team

Creating America's Premier Communications Company December 15, 2004